Diane J. Harrison, Esq.
6860 Gulfport Blvd. S. No. 162
S. Pasadena, FL 33707
Phone/Fax: (941) 761-3104
E-mail: HarrisonDJEsq@tampabay.rr.com

June 8, 2006

Mr. John D. Reynolds, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington D.C., 20549

Re: Ivecon, Inc.
Second Amendment to Registration Statement on Form SB-2
File No. 333-133545
Filed: June 8, 2006

Dear Mr. Reynolds:

The table below contains Ivecon, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated May 19, 2006. On behalf of the Company, on June 8, 2006, I transmitted via EDGAR the Company’s Second Amendment to Registration Statement on Form SB-2. Furthermore, to facilitate your review, the Company also transmitted via EDGAR a “.pdf” version of the “red-lined” document which clearly shows each and every change: deleted text (“blue strike-out text”), inserted text (“red text”), and moved text (“yellow”).

General

1. Revision made in accordance with your comment.  We have disclosed in the Offering section under Prospectus Summary and in the Resale Offering section under Plan of Distribution that each selling security holder is an underwriter.  We have identified our Primary Offering sales to be sold only at fixed prices.  We have also identified in our resale Offering that the shares are to be sold at fixed prices.

2. We have made disclosure that we will file a new registration statement in the event we change the offering price.

Should you have any questions or comments, please do not hesitate to e-mail me via <HarrisonDJEsq@tampabay.rr.com> or call me at (941) 761-3104.

Sincerely,

/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosures (4)
1. Ivecon, Inc. SB-2/A-2
2. Adobe Acrobat (.pdf) Ivecon, Inc. SB-2/A-2 Red-lined
3. Exhibit 5.2: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.
4. Exhibit 23.2: Consent of Experts and Counsel: Independent Auditor's Consent by Randall N. Drake, C.P.A.